(Securities Code 7203)
June 16, 2022
To All Shareholders:
President Akio Toyoda
TOYOTA MOTOR CORPORATION
1, Toyota-cho, Toyota City, Aichi Prefecture

Notice of Resolutions Adopted at the 118th Ordinary General Shareholders’ Meeting

Dear Shareholder,

The reports made and resolutions adopted at the 118th Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) today are as follows:

Reports:

Reports on business review, consolidated and unconsolidated financial statements for FY2022 (April 1, 2021 through March 31, 2022) and report by the Accounting Auditor and the Audit & Supervisory Board on the audit results of the consolidated financial statements

Details pertaining to the above were reported.

Resolutions:

Proposed Resolution 1:	Election of 9 Members of the Board of Directors

Approved as proposed. The following 9 persons were elected and have assumed their positions as Members of the Board of Directors:

Takeshi Uchiyamada, Shigeru Hayakawa, Akio Toyoda, James Kuffner, Kenta Kon, Masahiko Maeda, Ikuro Sugawara, Sir Philip Craven, and Teiko Kudo.

Proposed Resolution 2:	Election of 2 Audit & Supervisory Board Members

Approved as proposed. The following 2 persons were elected and have assumed their positions as Audit & Supervisory Board Members:

Masahide Yasuda and George Olcott.

Proposed Resolution 3:	Election of 1 Substitute Audit & Supervisory Board Member

Approved as proposed. The following person was elected as a substitute Audit & Supervisory Board Member:

Ryuji Sakai

Ryuji Sakai is a substitute Outside Audit & Supervisory Board Member for Yoko Wake, Hiroshi Ozu, or, George Olcott.

Proposed Resolution 4:	Revision of the Restricted Share Compensation Plan for Members of the Board of Directors (Excluding Outside Members of the Board of Directors)

Approved as proposed.

Proposed Resolution 5:	Partial Amendments to the Articles of Incorporation (Amendment in association with the introduction of the system for electronic provision of materials for General Shareholders’ Meetings)

Approved as proposed.

At the Board of Directors meeting held today after the conclusion of the General Shareholders’ Meeting, 3 persons were elected as Members of the Board of Directors with special titles and assumed their respective positions.

Chairman of the Board of Directors Takeshi Uchiyamada, Vice Chairman of the Board of Directors Shigeru Hayakawa, and President Akio Toyoda were elected and assumed their positions as Representative Directors.

Chairman of the Board of Directors	Takeshi Uchiyamada	Full-time Audit & Supervisory Board Member	Haruhiko Kato

Vice Chairman of the Board of Directors	Shigeru Hayakawa	Full-time Audit & Supervisory Board Member	Masahide Yasuda

President, Member of the Board of Directors	Akio Toyoda	Full-time Audit & Supervisory Board Member	Katsuyuki Ogura

Member of the Board of Directors	James Kuffner	Audit & Supervisory Board Member	Yoko Wake

Member of the Board of Directors	Kenta Kon	Audit & Supervisory Board Member	Hiroshi Ozu

Member of the Board of Directors	Masahiko Maeda	Audit & Supervisory Board Member	George Olcott

Member of the Board of Directors	Ikuro Sugawara

Member of the Board of Directors	Sir Philip Craven

Member of the Board of Directors	Teiko Kudo
[Operating Officers]

President	Akio Toyoda

Executive Vice President Chief Financial Officer	Kenta Kon	Chief Competitive Officer	Yoichi Miyazaki

Executive Vice President Chief Technology Officer	Masahiko Maeda	Chief Communication Officer	Jun Nagata

Executive Vice President Chief Risk Officer Chief Compliance Officer Chief Human Resources Officer	Masanori Kuwata	Chief Sustainability Officer	Yumi Otsuka

Banto	Koji Kobayashi	Chief Branding Officer	Koji Sato

Chief Information & Security Officer Chief Product Integration Officer	Keiji Yamamoto	Chief Digital Officer	James Kuffner

[Fellow]

Executive Fellow	Mitsuru Kawai	Executive Fellow	Shigeki Tomoyama

Executive Fellow	Shigeki Terashi	Chief Scientist and Executive Fellow for Research	Gill A. Pratt

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

2